Exhibit 4(a)(9)

Share Purchase Agreement

WHEREAS, Petroleum Capital Holdings Ltd. (hereinafter: the “Company”), Linura Holding AG (hereinafter: “Linura”) and Scailex Corporation Ltd. (hereinafter: “Scailex”), entered into a Shareholders Agreement dated as of December 21, 2006, as amended from time to time (hereinafter: the “Shareholders Agreement”) in connection with the formation of the Company and the Company’s participation in the privatization of Oil Refineries Ltd. (hereinafter: “ORL”), by initial public offering under a prospectus (hereinafter: the “Tender”); and

WHEREAS, Linura has agreed to sell Scailex its entire shareholdings in the Company and assign its Capital Note (as defined below) to Scailex, on an “AS IS” basis all in the framework of the Shareholders Agreement; and

WHEREAS, Scailex and Linura (collectively: the “Parties”) have agreed on a purchase price of USD 57,200,000 (hereinafter: the “Consideration”) for 199 ordinary shares of the Company owned by Linura (hereinafter: “Linura’s Shares”) constituting 19.9% of the issued share capital of the Company, and the outstanding capital note dated August 9, 2007, issued by the Company in favor of Linura on the nominal amount of NIS 232,299,895 (hereinafter: the “Capital Note”);

THEREFORE, the parties hereby consent as follows –

1.

Linura hereby represents and warrants that it is the sole lawful and beneficially owner of Linura’s Shares and the Capital Note, and that the Linura’s Shares and the Capital Note are free and clear of any options, first refusal rights, voting trust and other voting agreements, and of all liens, claims, charges, encumbrances and/or other third party rights of any kind whatsoever, save for Scailex’s rights under the Shareholders Agreement.

2.	The Consideration is hereby paid to Linura in one payment by wire transfer to the following Linura’s bank account:

To:	Bank of New York, New York
SWIFT: IRVTUS3NXXX

For:	Credit Suisse, Zurich
SWIFT: CRESCHZZ80A

Favor:	Linura Holding AG

A/C No:	0835-0030180-82-000

IBAN:	CH70 0483 5003 0180 82000

3.	Linura’s Shares and the Capital Note are hereby transferred and assigned to Scailex.

4.

Effective as of the date hereof, the Parties’ rights and obligations under the Shareholders Agreement shall terminate, and the Shareholders Agreement shall have no further force and effect. Notwithstanding the foregoing, those obligations under the Shareholders Agreement set forth in Articles 14.1 and 14.2 (Confidentiality), 15 (Survival) and 17 (Governing Law and Jurisdiction) of the Shareholders Agreement shall survive the termination of the Shareholders Agreement, and shall apply to this Closing Agreement.

5.

Subject to the provisions of Section 1 above, the Linura Shares and the Capital Note are transferred and assigned on an “AS IS” basis. The parties hereby waive any claims they may have, against each other and the Company and/or any of their shareholders (directly or indirectly), officers, or directors, including in connection with matters related to the Shareholders Agreement (except for the remaining obligations set forth in Section 3 above), the holding of ORL’s shares, the holding of shares in the Company, or the participation of the Company in the Tender and the moves to obtain a control permit. The mutual waiver under this Section 5, shall not apply with respect to the commitments and obligations under this Share Purchase Agreement.

6.

The Parties acknowledge that the transfer of Linura’s Shares and the assignment of the Capital Note have been duly executed pursuant to the Shareholders Agreement and the Company’s Articles of Association. The following documents have been delivered in connection with the transaction hereunder:

6.1.	A written resolution of the Board of Directors of the Company, approving the transfer of Linura’s shares to Scailex as of the Exercise Date, attached as Annex A;

6.2.	A Share Transfer Deed, signed by Linura, attached as Annex B, accompanied with the original share certificate;

6.3.	A Share Certificate, updated as of the date here of attached as Annex C;

6.4.	An assignment letter for Linura’s Capital Notes, signed by Linura, attached as Annex D, accompanied with the original Capital Note;

6.5.	A resignation letter of Mr. Andre Pabst, from his position as a director of the Company, attached as Annex E;

6.6.	A resignation letters of Mr. Larry M. Weiss, from his positions as an alternate director of the Company, attached as Annex F;

6.7.	A resignation letters of Mr. Marc Weisberger, from his positions as an alternate director of the Company, attached as Annex G.

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7.	This Share Purchase Agreement may be executed in counterparts, each of which shall be an original, and all of which taken together shall constitute a single instrument.

8.	This Agreement shall be governed by and construed exclusively in accordance with the laws of the State of Israel.

9.

All disputes under this Share Purchase Agreement shall be finally settled exclusively by arbitration in Israel. Any judicial action taken in connection with the arbitration shall be submitted exclusive to the courts in Tel-Aviv, Israel. The arbitration proceedings shall be conducted in the English language. The fees and expenses of the Arbitrator shall be paid by the parties to the dispute in equal shares, unless the Arbitrator determines that the conduct of any party (with regard to the subject matter of the dispute and/or the arbitration proceedings) warrants divergence from this rule, in which event an appropriate costs order may be made. The arbitrator shall record its decision in writing stating the basis and grounds thereof, and shall take its decisions entirely on the basis of the substantive law of the State of Israel. The decision of the arbitrator shall be final to the fullest extent permitted by law and a judgment by any court of competent jurisdiction may be entered thereon. The parties shall keep the proceedings and any decision made by the arbitrator in confidence, except to the extent necessary to enforce a decision of the arbitrator by judicial proceedings.

IN WITNESS WHEREOF, this Closing Agreement has been executed as of this 26 day of March, 2008.

SCAILEX CORPORATION LTD.	PETROLEUM CAPITAL HOLDINGS LTD.

/s/ Eran Schwartz; /s/ Yahel Shachar	/s/ Eran Schwartz; /s/ Yahel Shachar

By: Eran Schwartz; Yahel Shachar	By: Eran Schwartz; Yahel Shachar
Title: Chairman; CEO	Title: Directors

LINURA HOLDING AG

/s/ Andre Pabst

By: Andre Pabst
Title: Director

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